Exhibit 3.2

AMENDED AND RESTATED
CERTIFICATE OF DETERMINATION
OF PREFERENCES OF
SERIES A CONTINGENT CONVERTIBLE PREFERRED STOCK

Comarco, Inc.,
a California corporation

The undersigned, Thomas W. Lanni, does hereby certify:

1.     He is the duly elected and acting Chief Executive Officer and Secretary of Comarco, Inc., a California corporation.

2.     None of the shares of Series A Contingent Convertible Preferred Stock of the corporation have been issued.

3.     Pursuant to authority given by the corporation’s articles of incorporation, the board of directors of the corporation has duly adopted the following resolutions:

WHEREAS, the articles of incorporation provide for a class of authorized shares known as Preferred Stock, comprising 10,000,000 shares issuable from time to time in one or more series as the board of directors may determine;

WHEREAS, the articles of incorporation authorize the board of directors to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock;

WHEREAS, pursuant to the authority of the articles of incorporation, the corporation filed a Certificate of Determination of Preferences of Series A Contingent Convertible Preferred Stock on August 29, 2017, providing for the issue of a series of Preferred Stock of the corporation consisting of up to Seven Million (7,000,000) shares designated as “Series A Contingent Convertible Preferred Stock” with no par value per share;

WHEREAS, none of the shares of Series A Contingent Convertible Preferred Stock of the corporation have been issued; and

WHEREAS, it is the desire of the board of directors, pursuant to its authority aforesaid, to amend and restate the rights, preferences, privileges, restrictions and other matters relating to the Series A Contingent Convertible Preferred Stock.

NOW, THEREFORE, BE IT RESOLVED, that the board of directors does hereby amend and restate the rights, preferences, restrictions and other matters relating to the Series A Contingent Convertible Preferred Stock as follows:

Section 1.     Definitions. For purposes of this Amended and Restated Certificate of Determination (“Certificate of Determination”), the following definitions shall apply:

(a)     “Conversion Price” initially equals $0.10, subject to adjustment as provided in Section 7.

(b)     “Conversion Rate” equals the Series A Issue Price divided by the Conversion Price in effect at the time of conversion pursuant to Section 7.

(c)     “Deemed Liquidation” means:

(i)     The corporation effects any merger or consolidation of the corporation with or into another entity where the other entity acquires more than 50% of the outstanding shares of the corporation in one or a series of related transactions;

(ii)     The corporation effects any sale or transfer of 40% in the aggregate, in one or a series of related transactions, of the properties and assets of the corporation to another person(s) in any rolling twelve (12) month period;

(iii)     any purchase, exchange or tender offer (whether by the corporation or another entity) is completed pursuant to which holders of an aggregate of 50% or more of the outstanding shares of Common Stock of the corporation are permitted to tender or exchange their shares for other securities (whether of the corporation or another person), cash or property;

(iv)     The corporation consummates a stock purchase or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more persons whereby such other persons acquire more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by such other persons making or party to, or associated or affiliated with, the other persons making or party to, such stock purchase or other business combination);

(v)     any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, in one or a series of related transactions, of 50% or more of the aggregate Common Stock of the corporation; or

(vi)     The corporation effects any reclassification of the Common Stock or any share exchange pursuant to which more than 50% of the Common Stock of the corporation is effectively converted into or exchanged for other securities (whether of the corporation or another person), cash or property.

(d)     “Series A Issue Price” means $0.10 per share of Series A Preferred Stock.

(e)     “Triggering Deemed Liquidation” means a Deemed Liquidation where payment per share of Series A Preferred Stock on an as-if-converted-to-Common-Stock basis (pursuant to the conversion mechanics of Section 7) would exceed the Preference Amount (calculated as of the date of the Deemed Liquidation). If any portion of the consideration payable in connection with a Deemed Liquidation is placed into escrow and/or is payable subject to contingencies, for purposes of determining whether a Triggering Deemed Liquidation has occurred, such amounts shall be deemed paid only upon the amounts placed in escrow being released or such contingent consideration actually being paid.

(f)     “Triggering Event” means any one or more of the following:

(i)     the Court of Appeals for the Federal Circuit (or other court of appeals with appropriate jurisdiction) overturns the decision of the Patent Trial Appeal Board (“PTAB”) issued on February 22, 2017 (the “PTAB Decision”) regarding obviousness of the corporation’s U.S. Patent No. 8,492,933 B2 (the “933 Patent”);

(ii)     the Court of Appeals for the Federal Circuit (or other court of appeals with appropriate jurisdiction) requests and requires that the PTAB review and reconsider the PTAB Decision;

(iii)     the United States Supreme Court decision in the case of Oil States Energy Services, LLC vs. Greene’s Energy Group, LLC (or in any subsequent case brought before the United States Supreme Court) declares the Inter Partes Review process unconstitutional or otherwise reaches a decision resulting in the vacating or invalidity of the PTAB Decision, provided that such United States Supreme Court decision is made prior to a Court of Appeals action described in foregoing subparts (i) or (ii);

(iv)     the corporation receives cumulative incremental additional funds from any source, other than borrowings or the issuance of securities, after the date of this Certificate of Determination in an amount at or in excess of $700,000; or

(v)     a Triggering Deemed Liquidation.

Section 2.     Designation and Amount. The shares of such series shall be designated as “Series A Contingent Convertible Preferred Stock” (referred to herein as the “Series A Preferred Stock”) and the number of shares constituting such series shall be seven million (7,000,000).

Section 3.     Dividends and Distributions. The holders of outstanding Series A Preferred Stock shall be entitled to receive out of any funds legally available therefore, dividends in cash at the rate of five percent (5.0%) per annum of the Series A Issue Price. Such dividends shall accrue on each share of Series A Preferred Stock from the date of its original issuance and shall accrue from day to day, whether or not earned, and shall be payable only when, as, and if declared by the board of directors. Such dividends shall be cumulative and are prior and in preference to any declaration or payment on the Common Stock. At any time when shares of Series A Preferred Stock are outstanding, no dividends or other distributions shall be paid or declared with respect to the corporation’s Common Stock unless either (a) consented to in writing by the holders of a majority of the shares of Series A Preferred Stock then outstanding, or (b) the holders of outstanding shares of Series A Preferred Stock have previously, or concurrently therewith, received payment in accordance with Section 6 or such shares of Series A Preferred Stock have previously, or concurrently therewith, been converted into Common Stock.

Section 4.     Voting Rights.   No holder of Series A Preferred Stock shall have any voting rights, except as specifically provided in this Section 4, Section 5, or as required by the California General Corporation Law. Without the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock voting as a single class, the corporation shall not:

(a)     issue any additional shares of capital stock (whether Common Stock or Preferred Stock), other than (i) up to seven million (7,000,000) shares of Series A Preferred Stock authorized pursuant to this Certificate of Determination, (ii) shares of Common Stock issuable under warrants to purchase Common Stock so long as such warrants were outstanding as of the date of this Certificate of Determination, (iii) shares of Common Stock issuable under warrants to purchase Common Stock issuable to holders of Series A Preferred Stock pursuant to the subscription agreements to purchase Series A Preferred Stock, (iv) shares of Common Stock issuable under stock options or other equity awards granted under a stock incentive plan approved by the board of directors (whether such awards are granted prior to, on or after the date of this Certificate of Determination), provided that such stock options or other equity awards are less than or equal annually to the annual average of those granted within the last three years, or (v) pursuant to subpart (iv) or (v) of the definition of Triggering Event;

(b)     increase or decrease the aggregate number of authorized shares of Series A Preferred Stock, other than an increase or decrease incident to a stock split, reverse stock split or similar subdivision or combination of such shares of Series A Preferred Stock;

(c)     amend, modify or change the rights, preferences, privileges or restrictions of the Series A Preferred Stock; or

(d)     amend, modify or change the articles of incorporation of the corporation in a manner that would adversely affect the rights, preferences, privileges or restrictions of the Series A Preferred Stock (including, without limitation, creating any class of security having rights senior to, or pari passu with, the Series A Preferred Stock).

Section 5.     Super Voting Rights. If any shareholder of the corporation becomes the beneficial owner of more than 50% of the outstanding Common Stock, then each share of the outstanding Series A Preferred Stock shall be assigned voting rights equal to 1,000 shares of Common Stock.

Section 6.     Liquidation Rights.

(a)     Liquidation Preference. In the event of any liquidation, Deemed Liquidation, dissolution or winding up of the corporation, the holders of the Series A Preferred Stock will be entitled to receive an amount per share equal to the Series A Issue Price together with an amount equal to all accumulated and unpaid dividends thereon to and including the date fixed for distribution or payment (the “Preference Amount”). If the corporation has insufficient assets to permit payment of the Preference Amount in full to all holders of Series A Preferred Stock, then the assets of the corporation will be distributed ratably to the holders of the Series A Preferred Stock in proportion to the Preference Amount each such holder would otherwise be entitled to receive. After the full Preference Amount on all outstanding shares of Series A Preferred Stock, including all accumulated and unpaid dividends, has been paid, any remaining funds and assets of the corporation legally available for distribution to shareholders will be distributed pro rata among the holders of the Common Stock.

(b)     Valuation of Non-Cash Consideration. If any assets of the corporation distributed to shareholders in connection with any liquidation, dissolution, or winding up of the corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the board of directors and after the affirmative consent of the holders of a majority of the outstanding Series A Preferred Stock, except that any publicly-traded securities to be distributed to shareholders in a liquidation, dissolution, or winding up of the corporation shall be valued as follows:

(i)     if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange or system over the ten (10) trading day period ending five (5) trading days prior to the date of distribution to the corporation’s shareholders; or

(ii)     if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the date of distribution to the corporation’s shareholders.

In the event of a merger or other acquisition of the corporation by another entity, the distribution date shall be deemed to be the date such transaction closes.

For the purposes of this Section 6(c), “trading day” shall mean any day which the exchange or system on which the securities to be distributed are traded is open and “closing prices” or “closing bid prices” shall be deemed to be: (i) for securities traded primarily on a national securities exchange, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

(c)     No Necessity to Convert. For purposes of determining the proceeds each holder of Series A Preferred Stock is entitled to receive pursuant to this Section 6, each share of Series A Preferred Stock shall be deemed to have been converted (regardless of whether such shares have actually been converted) in accordance with Section 7 into shares of Common Stock immediately prior to the liquidation, dissolution or winding up of the corporation if, as a result of an actual conversion, such holder would receive, in the aggregate, proceeds greater than the amount that would be distributed to such holder if such Series A Preferred Stock were not converted into shares of Common Stock.

Section 7.     Conversion.

(a)     Automatic Conversion upon Triggering Event. Immediately upon the occurrence of a Triggering Event, each share of Series A Preferred Stock shall automatically convert at the then applicable Conversion Rate into shares of Common Stock and all accumulated and unpaid dividends on the Series A Preferred Stock shall be paid as soon as practicable and in any event within 30 days after the Triggering Event. The corporation shall give the holders of Series A Preferred Stock written notice within four business days after the occurrence of a Triggering Event.

(b)     Mechanics of Conversion. Promptly upon receiving notice from the corporation of a Triggering Event, each holder of Series A Preferred Stock shall surrender the certificate or certificates representing such holders shares of Series A Preferred Stock, duly endorsed, at the office of the corporation. The corporation shall, as soon as practicable thereafter and in any event within 30 days thereafter, issue and deliver to such holder of Series A Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder is entitled pursuant to Section 7(a). Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the Triggering Event, and the holder entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Notwithstanding that the certificate or certificates evidencing such shares of Series A Preferred Stock have not been surrendered to the corporation, all rights with respect to such shares of Series A Preferred Stock shall forthwith cease and terminate, with the sole rights of the holder thereof being the right to receive shares of Common Stock resulting from the conversion thereof.

(c)     No Fractional Shares. The corporation shall not be required to issue certificates representing fractional shares of Common Stock resulting from a conversion of a holder’s Series A Preferred Stock, but will make a payment in cash based on the Conversion Price for any fractional share.

(d)     Adjustments for Subdivisions or Combinations of Common Stock. If after the date of this Certificate of Determination the outstanding shares of Common Stock shall be subdivided by stock split or otherwise into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. If after the date of this Certificate of Determination the outstanding shares of Common Stock shall be combined (by reverse stock split, reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e)     Reservation of Stock Issuable Upon Conversion. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all the outstanding shares of the Series A Preferred Stock, the corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

Section 8.     Mandatory Redemption Provision. If any shares of the Series A Preferred Stock remain outstanding three years from the date of issuance, then on the date of that third anniversary, the corporation shall repurchase any outstanding shares of the Series A Preferred Stock at the Conversion Price and pay any accrued but unpaid Series A Preferred Stock dividends within five days of the repurchase date.

RESOLVED FURTHER, that the Chief Executive Officer, the President or any Vice President and the Secretary or any Assistant Secretary, of the corporation be, and they hereby are, authorized and directed to execute, acknowledge, file and record a certificate of determination of preferences in accordance with the foregoing resolution and the provisions of California law.

4.     The authorized number of shares of Preferred Stock of the corporation is 10,000,000, and the number of shares constituting Series A Contingent Convertible Preferred Stock, none of which has been issued, is 7,000,000.

The undersigned, Thomas W. Lanni, the Chief Executive Officer and Secretary of Comarco, Inc., further declares under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate of Determination are true and correct and of his own knowledge.

Executed at Laguna Niguel, California on September 6, 2017.

/s/ Thomas W. Lanni
Thomas W. Lanni Chief Executive Officer and Secretary